02022463

D STATES
:CHANGE COMMISSION
Washington, D.C. 20549

Uf 4-26-02

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 47828

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vista Financial Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Executive Parkway Suite # 400
(No. and Street)

Hudson (City) Ohio (State) 44236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark H. Fischer (330) 655-2868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

RECD S.E.C.
APR 1 9 2002
588

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lomax, Soful, & Foster, Inc.
(Name – *if individual, state last, first, middle name*)

1741 Akron-Peninsula Rd. (Address) Akron (City) Ohio (State) 44313 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mark H. Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vista Financial Services Corporation, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Danielle Lynn Burrows
Notary Public, State of Ohio
My Commission Expires 3/14/05

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISTA FINANCIAL SERVICES CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY
DECEMBER 31, 2001 AND 2000

	Shares of Common Stock	Common Stock & Additional Paid-In Capital	Retained Defecit	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's Equity
BALANCE AT DECEMBER 31, 1999	250	172,794	$ (76,073)	-	96,721
Net Income			14,030		14,030
Change in Net Unrealized Gains/ (Losses) on Investments				(204)	(204)
Rounding			1		1
Comprehensive Income					13,827
BALANCE AT DECEMBER 31, 2000	250	172,794	(62,042)	(204)	110,548
Net Income			28,202		28,202
Change in Net Unrealized Gains/ (Losses) on Investments				68	68
Rounding			1		1
Comprehensive Income					28,271
BALANCE AT DECEMBER 31, 2001	250	172,794	$ (33,839)	$ (136)	138,819

See Accompanying Notes and Auditor's Report

VISTA FINANCIAL
SERVICES CORPORATION
MEMBER NASD, SIPC

U.S. Securities & Exchange Commission
450 5th St. NW
Washington D.C. 20549

April 18, 2002

To Whom It May Concern:

It was brought to my attention that our CPA firm did not include a statement of changes in Shareholders Equity in our audited financial statements.

Please find the statement attached. If you have any questions, please phone me.

Sincerely,

Mark H. Fischer

85 EXECUTIVE PARKWAY #400 • HUDSON • OHIO 44236 • CLEVELAND (330) 656-0750 • AKRON (330) 655-2868 • FAX (330) 342-5777